FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

07 June 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 29 May 2002 sent to the London Stock Exchange, under its requirement to submit notification of Directors and Connected Persons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 07 June 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

The issuer advises that the following replaces the director shareholder announcement released today at 16.01 hours under RNS number 8319W. The figure in chapter 12 should read 40.45p and the figure in chapter 15 should read 466,816. All other details remain unchanged. The full amended text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

Peter Erskine

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Erskine

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition

7. Number of shares / amount of stock acquired

61,372

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

40.45p

13. Date of transaction

5 June 2002

14. Date company informed

5 June 2002

15. Total holding following this notification

466,816

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Robert Harwood - 020 8606 1200

25. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification

5 June 2002